EXHIBIT 8.1

SUBSIDIARIES OF ELETROBRAS

Name (Direct Control)	Percentage of Shareholding
Eletronorte	99.66%
Chesf	99.58%
Furnas	99.56%
CGT Eletrosul	99.89%
Eletronuclear	99.95%
Itaipu (*)	50.00%

(*)	Jointly controlled with Paraguay